SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                           (Amendment No. ...)*

                        CASTLE DENTAL CENTERS, INC.
                             (Name of Issuer)

                  COMMON STOCK $.001 PAR VALUE PER SHARE
                      (Title of Class of Securities)

                                14844P 10 5
                              (CUSIP Number)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14844P 10 5                 13G                Page 2 of 9 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JACK H. CASTLE, JR.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (A)[ ]
             NONE
                                                             (B)[ ]

   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES


       NUMBER OF                    5  SOLE VOTING POWER

         SHARES                                 714,000
                                    6  SHARED VOTING POWER
      BENEFICIALLY
                                                514,000
        OWNED BY                    7  SOLE DISPOSITIVE POWER

          EACH
                                                714,000
       REPORTING                    8  SHARED DISPOSITIVE POWER

         PERSON                                 514,000

          WITH

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,228,000
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         19.7%
  12   TYPE OF REPORTING PERSON*

             IN

CUSIP NO. 14844P 10 5                 13G                Page 3 of 9 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JACK H. CASTLE, D.D.S.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (A)[ ]
             NONE
                                                             (B)[ ]
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

        NUMBER OF              5     SOLE VOTING POWER

          SHARES                          0

       BENEFICIALLY            6     SHARED VOTING POWER

         OWNED BY                         871,000
                               7     SOLE DISPOSITIVE POWER
           EACH
                                          0
        REPORTING              8     SHARED DISPOSITIVE POWER

          PERSON                          871,000

           WITH


   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         871,000
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         14.0%
  12   TYPE OF REPORTING PERSON*

             IN

CUSIP NO. 14844P 10 5                 13G                Page 4 of 9 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LORETTA CASTLE

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (A)[ ]
             NONE
                                                             (B)[ ]
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

         NUMBER OF                 5     SOLE VOTING POWER

           SHARES                             0

        BENEFICIALLY               6     SHARED VOTING POWER

          OWNED BY                            871,000
                                   7     SOLE DISPOSITIVE POWER
            EACH
                                              0
         REPORTING                 8     SHARED DISPOSITIVE POWER

           PERSON                             871,000

            WITH

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         871,000
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         14.0%
  12   TYPE OF REPORTING PERSON*

             IN

CUSIP NO. 14844P 10 5                 13G                Page 5 of 9 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             CASTLE INTERESTS, LTD.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (A)[ ]
             NONE
                                                             (B)[ ]
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

             TEXAS

        NUMBER OF               5     SOLE VOTING POWER

          SHARES                             514,000

       BENEFICIALLY
                                6     SHARED VOTING POWER
         OWNED BY
                                             0
           EACH                 7     SOLE DISPOSITIVE POWER

        REPORTING                            514,000
                                8     SHARED DISPOSITIVE POWER
          PERSON
                                             0
           WITH

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         514,000
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         8.3%
  12   TYPE OF REPORTING PERSON*

             PN

                                   ITEM 1(a)

Name of Issuer:  The name of the issuer is Castle Dental Centers, Inc.

                                   ITEM 1(b)

Address of Issuer's Principal Executive Offices: The principal executive office of Castle Dental Centers, Inc. is 1360 Post Oak Boulevard, Suite 1300, Houston, Texas 77056.

                                   ITEM 2(a)

Name of Person Filing: The reporting persons are Jack H. Castle, Jr.; Jack H. Castle, D.D.S.; Loretta Castle and Castle Interests, Ltd. (the "Reporting Persons").

                                   ITEM 2(b)

Address of Principal Business Office: The address of each Reporting Person is 1360 Post Oak Boulevard, Suite 1300, Houston, Texas 77056.

                                   ITEM 2(c)

Citizenship: The citizenship of Jack H. Castle, Jr.; Jack H. Castle, D.D.S. and Loretta Castle is the United States. The place of organization of Castle Interests, Ltd. is Texas.

                                   ITEM 2(d)

Title of Class of Securities: The class of securities of Castle Dental Centers, Inc. owned beneficially by the Reporting Persons is common stock, $.001 par value (the "Common Stock").

                                   ITEM 2(e)

CUSIP Number: 14844P 10 5

                                    ITEM 3

Not applicable

                                    ITEM 4

Ownership.

(a) Amount Beneficially Owned: The amount of securities beneficially owned by Jack H. Castle, Jr.; Jack H. Castle, D.D.S.; Loretta Castle and Castle Interests, Ltd. is 1,228,000; 871,000; 871,000 and 514,000 shares of
      Common Stock, respectively.

(b) Percent of Class: The percent of the class of Common Stock beneficially owned by Jack H. Castle, Jr.; Jack H. Castle, D.D.S.; Loretta Castle and Castle Interests, Ltd. is 19.7%; 14.0%; 14.0% and 8.3%, respectively.

(c) Number of Shares and Voting Power: Jack H. Castle, Jr. has the sole power to vote or direct the vote and to dispose or direct the disposition of 714,000 shares of Common Stock and has the shared power to vote or direct the vote and to dispose or direct the disposition of 514,000 shares of Common Stock. Jack H. Castle, D.D.S. and Loretta Castle have the shared power to vote or direct the vote and to dispose or direct the disposition of 871,000 shares of Common Stock. Castle Interests, Ltd. has the sole power to vote or direct the vote and to dispose or direct the disposition of 514,000 shares of Common Stock.

                                    ITEM 5

Ownership of Five Percent or Less of a Class:  Not applicable

                                    ITEM 6

Ownership of More than Five Percent on Behalf of Another Person: Not applicable

                                    ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                    ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                    ITEM 9

Notice of Dissolution of Group:  Not applicable

                                    ITEM 10

Certification:  Not applicable

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1998

                                    /s/ JACK H. CASTLE, JR.
                                    Jack H. Castle, Jr.

                                    /s/ JACK H. CASTLE, D.D.S.
                                    Jack H. Castle, D.D.S.

                                    CASTLE INTERESTS, LTD.

                                          By:

                                          /s/ JACK H. CASTLE, JR.
                                          Jack H. Castle, Jr.
                                          General Partner

                                          /s/ JACK H. CASTLE, D.D.S.
                                          Jack H. Castle, D.D.S.
                                          General Partner

                                          /s/ LORETTA CASTLE

                                          Loretta Castle
                                          General Partner

                                   EXHIBIT 1

                                   AGREEMENT

      The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13 G dated February 13, 1998, to which this Agreement is filed as an exhibit, is filed on behalf of each of them.

                                    /s/ JACK H. CASTLE, JR.
                                    Jack H. Castle, Jr.

                                    /s/ JACK H. CASTLE, D.D.S.
                                    Jack H. Castle, D.D.S.

                                    CASTLE INTERESTS, LTD.

                                          By:

                                          /s/ JACK H. CASTLE, JR.
                                          Jack H. Castle, Jr.
                                          General Partner

                                          /s/ JACK H. CASTLE, D.D.S.
                                          Jack H. Castle, D.D.S.
                                          General Partner

                                          /s/ LORETTA CASTLE
                                          Loretta Castle
                                          General Partner